VIA ELECTRONIC TRANSMISSION

May 3rd, 2011

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:

REG TECHNOLOGIES INC

Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for

Securities.

We advise the following with respect to the Annual General & Special Meeting of Securityholders for REG

TECHNOLOGIES INC.

1.    ISIN:

CA7589161008

CUSIP:

758916100

2.    Date Fixed for the Meeting:

June 27, 2011

3.    Record Date For Notice:

May 19, 2011

4.    Record Date For Voting:

May 19, 2011

5.    Beneficial Ownership Determination Date:

May 19, 2011

6.    Classes or Series of Securities that entitle the

holder to receive Notice of the Meeting:

Common Shares

7.    Classes or Series of Securities that entitle the

holder to vote at the meeting:

Common Shares

8.    Business to be conducted at the meeting:

Annual General & Special

Yours truly,

EQUITY CORPORATE SERVICES INC.

/s/ Donna M. Moroney

Donna M. Moroney,

President